SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 4 FOR THE MONTH OF JULY 2007

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

1. On July 2, 2007, the Audit Committee and the Board of Directors of the Bank approved a settlement agreement for the class action suit which was filed October 27, 2002 by Mr. A Fin against the Bank, its officers (past and present) and the State of Israel as its controlling shareholder (the action's cause of action is the alleged breach of the duty to report under the Securities Law - 1968 and the regulations thereunder and the estimated damage claimed in the action is NIS 20 million and, alternatively, NIS 14 million).

     Pursuant to the Companies Law - 1999, the settlement agreement also requires the approval of the court and the Bank's shareholders at a General Meeting.

2. As previously reported on May 30, 2007 the Audit Committee and the Board of Directors of the Bank confirmed on that date that the Chairman of the Board of the Bank, Dr. R. Cohen, along with two other senior officers of the Bank, shall be entitled at the conclusion of their service to additional severance payments (in addition to the funds allocated for their benefit to employee's benefit insurance and/or a pension fund) in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year.

     The approval of the additional severance payments to the Chairman of the Board also requires the approval of the Bank's General Meeting.

3. A Special General Meeting was therefore scheduled to convene on August 20, 2007 to deliberate these two matters.

4. Attached is a summary translation of the principal elements of the Notice to Shareholders regarding the Special General Meeting, which was attached to an Immediate Report filed by the Bank on July 12, 2007.

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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by the Registrant ( a summary of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: July 16, 2007                         By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            -------------------
                                            Natan Atlas
                                            Corporatel Secretary

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                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                       NOTICE OF A SPECIAL GENERAL MEETING

Pursuant to the Companies Law - 1999, the Companies Regulations (Publication of Notice of a General Meeting and a Class Meeting of a Public Company) - 2000 and the Securities Regulations (A Transaction between the Company and its Controlling Shareholder) - 2001, notice is hereby given that a Special General Meeting of the Industrial Development Bank of Israel Ltd. (hereinafter - THE BANK") will take place at the Bank's office at 82 Menahem Begin Road, Tel Aviv, on August 20, 2007 at 11:00 A.M.

THE AGENDA, A SUMMARY DESCRIPTION OF THE PRINCIPALS OF THE TRANSACTIONS AND THEIR TERMS, AND A SUMMARY OF THE PROPOSED RESOLUTIONS:

     1. Approval of the settlement agreement between the Bank and Mr. A. Fin within the framework of the class action suit and the motion to approve the class action suit filed by him in Civil File (Tel-Aviv) 2266/02 and Motion File 19002/02 against the Bank, the State of Israel and Officers of the Bank, in the name of all persons who purchased shares of the bank beginning from December 1, 2001 until August 22, 2002 ("THE CLAIMANT GROUP"); and this pursuant to the following principles:

          a. The amount to be paid to the Claimant Group is NIS 4.7 MILLION ("THE SETTLEMENT AMOUNT").

               The Claimant Group shall not include members of the group whom the court shall approve their request to exclude them from the applicability of the settlement agreement ("THOSE OPTING-OUT").

          b. For the purpose of distributing the Settlement Amount, the amount of the claim of each member of the group shall be the nominal amount at which he purchased his shares reduced by the value of the shares on the stock exchange on the date of the filing of the class action suit, October 27, 2002 ("THE RECOGNIZED CLAIM AMOUNT").

          c. The Settlement Amount shall be distributed only among members of the group who shall file debt claims that are approved ("THE PARTICIPATING GROUP MEMBERS").

          d.   1)   At the first stage, the Settlement Amount shall be
                    distributed among the Participating Group Members, to cover their Recognized Claim Amounts, pro-rata.

               2) If the Participating Group Members shall receive their full Recognized Claim Amounts in the first stage, then in the next stage the balance of the Settlement Amount shall serve to cover linkage differentials and interest pursuant to law, for the Recognized Claim Amounts of the Participating Group Members. This distribution shall also be made pro-rata.

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               3)   If afterwards there shall remain a balance of the Settlement
                    Amount, then the sum of NIS 100,000 from the balance shall be transferred to a public cause or causes, and any remainder shall be returned to the Bank.

          e. If the total sum of the Recognized Claim Amounts which those Opting-Out could have filed ("THE TOTAL OPTED-OUT AMOUNT") shall be NIS 200,000 or greater, a proportionate amount of the Settlement Amount shall not be distributed among the Participating Group Members, rather it shall be returned to or held by the Bank ("THE UNDISTRIBUTED AMOUNT").

          f. If some or all of those Opting-Out shall not file a claim against the Bank, then at the end of the statute of limitations period the Undistributed Amount shall return and be available for distribution among the above Participating Group Members as set forth above. If there is any surplus, it shall be returned to the Bank.

          g. If the Total Opted-Out Amount shall be NIS 2 million or greater, or if it can not be reasonably valued, the Bank shall be entitled to rescind the Settlement Agreement.

          h. In addition to the Settlement Amount, the Bank shall bear the following amounts:

               1) Remuneration to the class action plaintiff in the sum of NIS 400,000 plus V.A.T., if applicable.

               2) Attorneys' fees of the class action plaintiff in the sum of NIS 800,000 plus V.A.T.

               3) The fee of the examiner who shall be appointed by the court in order to render his opinion of the settlement.

               4) The cost of the notices regarding the settlement in two daily newspapers.

               5) The sum of $10,000 plus V.A.T., for the fee of the trustee who shall review the debt claims of the members of the group.

     2. Payment of additional severance payments at the conclusion of service to the Chairman of the Board of the Bank, Dr. R. Cohen, as follows:

          a. Dr. R. Cohen, shall be entitled at the conclusion of his service at the Bank to additional severance payments at the rate of 100%, according to a month's salary ("the Monthly Salary" as defined in his employment contract) for each year of service and the proportionate part of a month for each part of a year.

          b. The additional severance payments shall be paid immediately upon the conclusion of the service.

          c.   In regard to the aforementioned:

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               1.   "the Conclusion of Service" is for any reason and at any
                    time, except resignation prior to the date set pursuant to the employment contract as the date of the conclusion of the service.

               2. Transfer of control of the Bank shall be deemed "Conclusion of Service".

          d. The additional severance payments shall be in addition to the sums that were allocated by the Bank for the Chairman of the Board to employee's benefit insurance during his term of service.

          e. The payment of the additional severance payments shall be subject to the approval of the Commisioner of Wages and Labor Agreements in the Ministry of Finance.

THE NAME OF THE CONTROLLING SHAREHOLDER WHO TO THE BEST OF THE KNOWLEDGE OF THE BANK HAS A PERSONAL INTEREST IN THE TRANSACTION AND THE NATURE OF THIS MATTER

The State of Israel holds 45.78% of the voting rights of the Bank and it therefore conforms to the definition of "Controlling Shareholder" in Section 268 of the Companies Law - 1999. The State has a personal interest in the approval of the transaction included in Item no. 1 on the Agenda (the settlement agreement in the class action suit) stemming from its being a defendant in the action and in that the settlement agreement also dismisses the actio against it.

THE NAMES OF THE DIRECTORS WHO TO THE BEST OF THE BEST OF THE KNOWLEDGE OF THE BANK HAVE A PERSONAL INTEREST IN THE ABOVE TRANSACTION AND THE NATURE OF THIS MATTER

For the directors R. Armon and A. Olshansky there exists a possible personal interest in the settlement agreement in the class action suit stemming from their being defendants in the class action suit and in that the settlement agreement also dismisses the action against them. The existenec of a personal interest is not certain and this because the Bank issued in the past an indemnification letter for the benefit of its officers which is also applicable to the amounts which the above directors are liable to be charged in the class action suit.

THE DETERMINING DATE:

Pursuant to Section 182 of the Companies Law - 1999, the date for determining the right to vote at the Meeting is July 22, 2007 (hereinafter- "THE DETERMINING DATE").

Pursuant to the law, a shareholder in whose name shares are registered with a member of the Stock Exchange and such shares are included in the shares listed in the shareholder registry of the Bank in the name of a registrar company ("A NON-REGISTERED SHAREHOLDER"), shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date (" THE CONFIRMATION OF OWNERSHIP"). If the shareholder is voting by way of ballot as set forth below, he must attach the Confirmation of Ownership to the ballot.

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THE LEGAL QUOROM:

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

MAJORITY REQUIRED:

     a. The majority required to adopt the resolution regarding Item No. 1 on the Agenda (approval of the settlement agreement in the class action suit) is a simple majority, provided that one of the following conditions occurs:

          1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.

          2. the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

     b. The majority required to adopt the resolution regarding Item No. 2 on the above Agenda is a simple majority.

VOTING BY BALLOT:

     a. A shareholder may vote on a resolution on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. A member of the stock exchange shall send, at no charge, by e-mail a link to the text of the written ballot of the Bank and the position papers, on the website, to every Non-Registered Shareholder whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested, or that he is interested in receiving ballots by mail for a fee. A notice regarding receiving ballots shall also apply to receiving position papers.

     f. A Non-Registered Shareholder is entitled to receive Confirmation of Ownership from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address for the cost of the mailing only, if he so requested. Such a request shall be given in advance for a specific securities account.

     g. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices (at the above address) no later than 72 hours prior to the convening of the meeting.

     h. The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning August 1, 2007.

     i.   The Bank does not carry out voting by way of the internet.

VOTING BY PROXY

A shareholder may appoint a proxy agent to be present and to vote in his name. A proxy statement or power of attorney by which such appointment is made, or copies thereof certified by a notary, must be deposited at the offices of the Bank at least 48 hours prior to the meeting.

REVIEW OF THE TRANSACTION REPORT, THE TEXT OF THE RESOLUTIONS AND THE BALLOT

The transaction report that was issued by the Bank regarding the General Meeting, which also contains the full text of the proposed resolutions, and the ballot can be reviewed at the Magna website of the Securities Authority, www.magna.isa.gov.il. They, as well as the full text of the proposed resolutions can also be reviewed at the Bank's offices, at 82 Menachem Begin Road, on business days, beginning on July 15, 2007, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6272796).


                                    BY ORDER OF THE BOARD OF DIRECTORS

                                            N. ATLAS, ADV.
                                           GENERAL SECRETARY